UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
1-11749
Commission File Number
NOTIFICATION OF LATE FILING
(Check one):   ☐    Form 10-K   ☐   Form 20-F   ☐   Form 11-K   ☒    Form 10-Q   ☐   Form N-SAR   ☐   Form N-CSR
For period ended: August 31, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
     For the transition period ended _________________________________________
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________

PART I
REGISTRANT INFORMATION
Lennar Corporation

Full name of registrant

Former name if applicable
700 N.W. 107th Ave.

Address of principal executive office (Street and number)
Miami, Florida 33172

City, state and zip code

PART II
RULE 12B-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.
     Lennar Corporation (the “Company”) is reviewing the classification of an item on its statements of cash flows. If a change in classification is made, cash flows from operating activities will increase and cash flows from investing activities will decrease, with no change in the Company's cash position. Additionally, the change in classification, if made, will have no effect on the Company’s balance sheets, statements of earnings or earnings per share amounts.
     Because the Company has not completed its review of the classification of this item on its statement of cash flows, the Company is filing this extension for the filing of its Form 10-Q for the quarterly period ended August 31, 2005, which was due today. The Company expects to file the Form 10-Q within the five-day extension period provided under Rule 12b-25.
     The classification under review concerns whether distributions of earnings from unconsolidated entities, which have previously been classified by the Company as cash flows from investing activities, should instead be classified as cash flows from operating activities.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Mark Sustana	(305) 229-6584

(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes   ☒   No    ☐
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes   ☐   No    ☒

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Lennar Corporation

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 11, 2005	By:	/s/ Bruce E. Gross
Bruce E. Gross Vice President and Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).